Wowjoint Holdings Limited Appoints Anthony Hung as Chief Financial Officer

BEIJING, China, March 18, 2010 /PRNewswire-Asia/ -- China Fundamental Acquisition Corporation, which is in the process of changing its name to Wowjoint Holdings Limited (OTC Bulletin Board: CFQCF, CFQWF, CFQUF) and which through its operating subsidiary, Beijing Wowjoint Machinery Co., Ltd., ("Wowjoint"), is a market leader in the design, engineering and manufacturing of customized infrastructure equipment and machinery used in the construction of railways, highways, bridges, and viaducts, announced today that it has named Anthony (“Tony”) Hung as Chief Financial Officer of the Company.

Prior to joining Wowjoint, Mr. Hung was a member of the investment banking team at Deutsche Bank AG Hong Kong for four years, where he managed transactions and client coverage in the infrastructure (ports and rail), energy (solar and renewables), real estate, technology (internet) and consumer sectors. The transactions Mr. Hung worked on include: Taiwan High-Speed Rail’s US$300 million CB offering; Dubai Ports & Swire’s HK$3 billion divestiture of interests in Shekou Container Terminal; Renesola’s US$212 million follow-on offering; Neo-China’s HK$620 million equity placement; and Far East Consortium’s HK$2.2 billion syndicated loan.

Previously Mr. Hung was a private equity associate with Bastion Capital Corporation, LLC, in Los Angeles, CA, where he analyzed and helped manage existing and potential portfolio investments, including Spanish media company Telemundo. Prior to Bastion, Mr. Hung was co-founder of Ave3D Inc., a Santa Clara, CA based 3D Internet software company where he developed, executed and helped finance the company’s business model and strategic vision. Before founding Ave3D, Mr. Hung served as a member of the Technology Investment Banking Group of Bear, Stearns & Co. Inc. in New York, NY, where he provided analysis on over $20.0 billion of mergers and acquisitions, and financings.

Mr. Hung received his Master of Business Administration degree at the University of California at Berkeley, and his Bachelor of Science degree from New York University, Stern School of Business.

“The addition of Mr. Hung as Chief Financial Officer will further strengthen the capabilities of the Wowjoint management team while providing support in the financial, strategic growth and operational areas as we continue to capitalize on China's growing infrastructure sector while further penetrating the worldwide customized equipment markets," stated Mr. Ya Bin Liu, Chief Executive Officer of the Company. “Mr. Hung will leverage both industry experience and his extensive expertise in the capital markets to enhance our visibility and diversify our shareholder base.”

About Beijing Wowjoint Machinery Co.

Wowjoint was recently acquired by China Fundamental Acquisition Corporation, a special purpose acquisition company that completed its initial public offering in May 2008. The company has filed for a formal name change. Wowjoint is one of the leading providers in the design, engineering and manufacturing of customized infrastructure equipment and machinery used in the construction of railways, highways, metro subways, bridges and viaducts. It provides end-to-end solutions in various engineering applications involving the lifting, carrying and transporting of large-scale and heavy precast concrete beams, and other heavy goods. Wowjoint's main product lines include launching gantries, tyre trolleys, special carriers, marine hoists and special purpose equipment. Wowjoint's equipment and machinery are designed to overcome specific construction obstacles by meeting its customers' stringent engineering requirements wherever Wowjoint products are deployed regardless of terrain, soil and climate conditions. China Fundamental Acquisition Corporation filed an application for listing upon the NASDAQ Global Market. There can be no assurance that the Company will continue to meet the NASDAQ Global Market listing requirements or that the Company’s application will be approved.

Forward Looking Statements

This press release and planned conference presentation includes "forward-looking statements" within the meaning of the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Such risk factors include, among others: the Company's ability to respond to any comments or questions from NASDAQ regarding its application; the timing of the Company's responses to any NASDAQ questions or comments; the Company's ability to meet the listing requirement for listing on NASDAQ; whether NASDAQ will approve the Company's application for listing; the timing of any listing on an exchange; potential liability from the future litigation; and acquisition integration related issues. Actual results may differ materially from those contained in the forward-looking statements in this communication and in documents submitted to the U.S. Securities and Exchange Commission (the "SEC"). The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement.

For additional information contact:

Beijing Wowjoint Machinery Co.

China Fundamental Acquisition Corporation
Amy Kong, Senior Vice President of Capital Markets
Tel:   1-347-416-2705
Email: ak@email.wowjoint.com

or

HC International, Inc.
Scott Powell, Vice President
Tel:   +1-917-721-9480
Email: spowell@hcinternational.net